Schedule 13D                                                        Page 1 of 11


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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                             (Amendment No.       )
                                          --------


                          Oplink Communications, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   68375Q106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Paul Engle
                     President and Chief Executive Officer
                               Avanex Corporation
                           40919 Encyclopedia Circle
                               Fremont, CA 94538
                                 (510) 897-4189
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 18, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (s)(s) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D                                                        Page 2 of 11


CUSIP No. 68375Q106
          -----------------------------------
--------------------------------------------------------------------------------
     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          Avanex Corporation                                    94-3285348
          --------------------------------------------------------------------
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a) [ ] N/A
                  ------------------------------------------------------------

          (b) [ ] N/A
                  ------------------------------------------------------------
--------------------------------------------------------------------------------
     3.   SEC Use Only
                      --------------------------------------------------------
--------------------------------------------------------------------------------
     4.   Source of Funds (See Instructions) WC
                                             ---------------------------------
--------------------------------------------------------------------------------
     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A
                       -------------------------------------------------------
--------------------------------------------------------------------------------

     6.   Citizenship or Place of Organization State of Delaware
                                               -------------------------------
--------------------------------------------------------------------------------

                7.   Sole Voting Power 32,769,053 (1)
                                       ---------------------------------------
Number of      -----------------------------------------------------------------
Shares          8.   Shared Voting Power 49,414,292 (2)
Beneficially                             -------------------------------------
Owned by       -----------------------------------------------------------------
Each            9.   Sole Dispositive Power 32,769,053 (1)
Reporting                                   ----------------------------------
Person With    -----------------------------------------------------------------
                10.  Shared Dispositive Power N/A
                                              --------------------------------
--------------------------------------------------------------------------------
     11. Aggregate Amount Beneficially Owned by Each Reporting Person 82,183,345 (1) (2)
          --------------------------------------------------------------------
--------------------------------------------------------------------------------
     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                        ------------------------------------------------------
--------------------------------------------------------------------------------
     13.  Percent of Class Represented by Amount in Row (11) 40.8% (3)
                                                             -----------------
--------------------------------------------------------------------------------
     14.  Type of Reporting Person (See Instructions)
          CO
          --------------------------------------------------------------------
          --------------------------------------------------------------------
          --------------------------------------------------------------------
          --------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) In the event that the Option described in Items 3 and 4 below becomes exercisable, and is exercised in full, Avanex Corporation, a Delaware corporation ("Avanex"), will have sole voting power with respect to, and the sole power to dispose of, that number of shares of Common Stock, par value $0.001 per share, of Oplink Communications, Inc., a Delaware corporation ("Oplink"), equal to 19.99% of the then outstanding shares of Oplink Common Stock, which, based upon the 163,927,229 shares of Oplink Common Stock outstanding as of March 15, 2002 (as represented by Oplink in the Merger Agreement described in Items 3 and 4 below), currently equals 32,769,053 shares of Oplink Common Stock. Prior to the exercise of the Option, Avanex is not entitled to any rights as a stockholder of Oplink with respect to the shares of Oplink Common Stock issuable upon exercise of the Option. The Option may only be exercised upon the occurrence of certain events described in Item 4 below, none of which has occurred as of the date hereof. Avanex expressly disclaims beneficial ownership of any of the shares of Oplink Common Stock which are issuable to Avanex upon exercise of the Option until such time as Avanex purchases any such shares of Oplink Common Stock upon any such exercise of the Option.

(2) 58,094,220 shares of Oplink Common Stock are subject to Voting Agreements between Avanex and certain officers and directors of Oplink, as described in Items 3 and 4 below, of which 49,414,292 shares are either outstanding on the date hereof or are issuable upon the exercise of outstanding options which are either vested or will vest within 60 days of March 18, 2002. Avanex expressly disclaims beneficial ownership of any of the shares of Oplink Common Stock subject to the Voting Agreements. Based on the 168,903,540 shares of Oplink Common Stock that would be outstanding after the issuance of 4,976,311 shares of Oplink Common Stock upon the exercise of outstanding options which are either vested or will vest within 60 days of March 18, 2002 (but excluding the shares of Oplink Common Stock issuable upon exercise of the Option), the 49,414,292 shares of Oplink Common Stock subject to the Voting Agreements which Avanex may be deemed to beneficially own as of March 18, 2002 represent approximately 29.3% of the outstanding Oplink Common Stock.

(3) Based upon 201,672,593 shares of Oplink Common Stock outstanding after the issuance of 32,769,053 shares of Oplink Common Stock upon the exercise of the Option described in Items 3 and 4 below, and the issuance of 4,976,311 shares of Oplink Common Stock upon the exercise of outstanding options which are either vested or will vest within 60 days of March 18, 2002.

Item 1. Security and Issuer

This statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $0.001 per share, of Oplink Communications, Inc., a Delaware corporation ("Oplink" or "Issuer"). The principal executive offices of Oplink are located at 3469 North First Street, San Jose, California 95134.

Item 2. Identity and Background

The name of the corporation filing this Statement is Avanex Corporation, a Delaware corporation ("Avanex"). Avanex designs, manufactures and markets passive optical networking components. The address of Avanex's principal business is 40919 Encyclopedia Circle, Fremont, California 94538.

Set forth on Schedule A hereto is (i) the name of each of the executive officers and directors of Avanex, (ii) the residence or business address of each of the directors of Avanex, (iii) present principal occupation or employment, if any, of each of the executive officers and directors of Avanex, and the name, principal business and address of any corporation or other organization in which such employment is conducted, in each case as of the date hereof. The address of the executive offices of Avanex is the same as the address of Avanex's principal business.

Neither Avanex nor, to the knowledge of Avanex, any person named on Schedule A hereto (i) during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

To the knowledge of Avanex, except as set forth on Schedule A hereto, each of the individuals set forth on Schedule A hereto is a citizen of the United States.

Item 3. Source and Amount of funds or Other Consideration

Pursuant to an Agreement and Plan of Reorganization, dated as of March 18, 2002, a copy of which is attached hereto as Exhibit 1 (the "Merger Agreement"), by and among Avanex, Pearl Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Avanex ("Merger Sub"), and Oplink, and subject to the conditions set forth therein (including approval and adoption of the Merger Agreement and the merger by the stockholders of Oplink, approval of the issuance of shares of Avanex Common Stock by the stockholders of Avanex and receipt of applicable regulatory approvals), Merger Sub will merge with and into Oplink and Oplink will become a wholly-owned subsidiary of Avanex (such events constituting the "Merger"). At the effective time of the Merger, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged with and into Oplink, with Oplink remaining as the surviving corporation (sometimes referred to herein as the "Surviving Corporation").

As an inducement to Avanex to enter into the Merger Agreement and in consideration thereof, Avanex and Oplink entered into a Stock Option Agreement, dated as of March 18, 2002, a copy of which is attached hereto as Exhibit 2 (the "Stock Option Agreement"), pursuant to which Oplink granted Avanex an irrevocable option (the "Option") to acquire, subject to certain conditions, up to 32,769,053 shares of Oplink Common Stock (subject to adjustment based on an increase or decrease in the issued and outstanding Oplink Common Stock) which, based upon the 163,927,229 shares of Oplink Common Stock outstanding as of March 15, 2002 (as represented by Oplink in the Merger Agreement), equal 19.9% of Oplink's Common Stock, excluding shares of Oplink Common Stock issuable upon exercise of the option, for a purchase price of $1.755 per share. Oplink's obligation to issue shares to Avanex pursuant to the exercise of the Option is subject to the occurrence of certain events described in Item 4 below, which may not occur. The granting of the Option was negotiated as a material term of the transactions contemplated by the Merger Agreement. Avanex did not pay additional consideration to Oplink in connection with the Stock Option Agreement or the granting of the Option by Oplink. In the event that the Option becomes exercisable, and Avanex determines to exercise the Option, Avanex anticipates that it will use working capital to fund the exercise price of the Option.

As a further inducement to Avanex to enter into the Merger Agreement and in consideration thereof, certain officers and directors of Oplink (collectively, the "Stockholders") entered into individual Voting Agreements with Avanex, a copy of the form of which is attached hereto as Exhibit 3 (each, a "Voting Agreement" and, collectively, the "Voting Agreements"), whereby each Stockholder agreed, severally and not jointly, to vote all of the shares of Oplink Common Stock beneficially owned by such Stockholder in favor of approval and adoption of the Merger Agreement and approval of the Merger and certain related matters. Avanex did not pay additional consideration to any Stockholder in connection with the execution and delivery of the Voting Agreements.

References to, and descriptions of, the Merger, the Merger Agreement, the Stock Option Agreement and the Voting Agreements set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement, the Stock Option Agreement and the Voting Agreements included as Exhibits 1, 2, and 3, respectively, to this Statement, which are incorporated by reference herein in their entirety where such references and descriptions appear.

Item 4: Purpose of Transaction

     (a)-(b) As described in Item 3 above, this Statement relates to the acquisition of Oplink by Avanex pursuant to the merger of Merger Sub, a wholly-owned subsidiary of Avanex, with and into Oplink, pursuant to which, at the effective time of the Merger, the separate existence of Merger Sub will cease and Oplink will continue as the Surviving Corporation and as a wholly-owned subsidiary of Avanex. By virtue of the Merger, each holder of outstanding shares of Oplink Common Stock will receive, in exchange for each share of Oplink Common Stock held by such holder, 0.405344 of a share of common stock, par value $0.001 per share, of Avanex ("Avanex Common Stock"). In connection with the Merger, Avanex will also assume each outstanding option to purchase Oplink Common Stock under Oplink's existing stock option plans, and thereafter, each such option will represent the right to acquire a number of shares of Avanex Common Stock, as adjusted based on the exchange ratio, with the exercise price adjusted accordingly.

          Pursuant to the Stock Option Agreement, Oplink granted Avanex the Option to acquire, subject to certain conditions, up to a number of shares of Oplink Common Stock equal to 19.99% of the issued and outstanding Oplink Common Stock as of March 15, 2002, or 32,769,053 shares (subject to adjustments based on an increase or decrease in the issued and outstanding Oplink Common Stock), for a purchase price of $1.755 per share. Oplink's obligation to issue shares to Avanex pursuant to the exercise of the Option is subject to the occurrence of certain events (each, an "Exercise Event"), which may not occur. In general, an Exercise Event may be deemed to have occurred (a) if the Merger Agreement is terminated because: (i) the Board of Directors of Oplink for any reason withdraws, amends or modifies its recommendation in favor of the Merger, in a manner adverse to Avanex, (ii) the Board of Directors of Oplink fails to reaffirm its recommendation in favor of the Merger or of this Merger Agreement within ten (10) business after Avanex requests that such recommendation be reaffirmed after the public announcement of an Acquisition Proposal (as defined in the Merger Agreement), (iii) the Board of Directors of Oplink approves or recommends to its stockholders an Acquisition Proposal, (iv) a tender or exchange offer relating to securities of Oplink shall have been commenced by a person unaffiliated with Avanex and Oplink shall not have sent to its securityholders pursuant to Rule 14e-2 promulgated under the Securities Act, within ten (10) business days after such tender or exchange offer is first published sent or given, a statement disclosing that Oplink approves or recommends rejection of such tender or exchange offer, (v) Oplink's Board of Directors shall have amended its Rights Agreement dated March 18, 2002 in a manner so as to render it inapplicable to any Acquisition Proposal, or (vi) Oplink has materially breached the provisions of Section 5.2(b) or 5.3 of the Merger Agreement (relating to the recommendation of its Board of Directors and the non-solicitation of alternative transactions), or
          (b) the Merger Agreement is terminated by Avanex or Oplink, as applicable, pursuant to Section 7.1(b) or Section 7.1(e) of the Merger Agreement and any of the following shall occur: (1) if after March 18, 2002 and prior to the termination of the Merger Agreement, there has been public disclosure of an Acquisition Proposal (which has not publicly and irrevocably been withdrawn) and within twelve (12) months following the termination of the Merger Agreement an Acquisition (as defined in the Merger Agreement) is consummated; or (2) within twelve
          (12) months following the termination of the Merger Agreement, Oplink enters into an agreement providing for an Acquisition of Oplink and such Acquisition of Oplink is subsequently consummated.

          Pursuant to the Voting Agreements, each of the Stockholders has irrevocably appointed certain directors of Avanex as such Stockholder's lawful attorneys and proxies with respect to certain prescribed matters related to the Merger. The foregoing proxies give the directors of Avanex the limited right to vote or deliver a consent with respect to each of the shares of Oplink Common Stock beneficially owned by the Stockholders, at every annual, special or adjourned meeting of the stockholders of Oplink and in every written consent in lieu of such a meeting: (i) in favor of approval and adoption of the Merger Agreement (as the same may be amended from time to time in accordance with its terms), (ii) in favor of approval of the Merger,
          (iii) in favor of each of the transactions contemplated by the Merger Agreement, (iv) in favor of any matter that could reasonably be expected to facilitate the Merger, and (v) against any matter that could reasonably be expected to prevent the Merger. The Stockholders may vote their shares of Oplink Common Stock on all other matters submitted to the stockholders of Oplink for their approval. The Voting Agreements terminate upon the earlier to occur of (a) such date and time as the Merger Agreement shall have been validly terminated pursuant to its terms, and (b) such date and time as the Merger shall become effective in accordance with the terms and conditions set forth in the Merger Agreement.

          The purpose of the Stock Option Agreement and the Voting Agreements is to enable Avanex and Oplink to consummate the transactions contemplated under the Merger Agreement.

     (c)  Not applicable.

     (d) Upon the consummation of the Merger, the directors of Merger Sub immediately prior to the effective time of the Merger will become the directors of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified. Upon consummation of the Merger, officers of Merger Sub immediately prior to the effective time of the Merger will become the initial officers of the Surviving Corporation, until their respective successors are duly appointed. Avanex will appoint each of the directors and officers of Merger Sub.

     (e) Other than as a result of the Merger described in Item 3 and Item 4 above, not applicable.

     (f)  Not applicable.

     (g) Upon consummation of the Merger, the Certificate of Incorporation of Oplink will be amended and restated in its entirety to be identical to the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the effective time of the Merger (except that the name of Oplink will remain Oplink Communications, Inc.), and such Certificate of Incorporation of Oplink, as so amended and restated, will be the Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with the General Corporation Law of the State of Delaware and such Certificate of Incorporation. Upon consummation of the Merger, the Bylaws of Merger Sub, as in effect immediately prior to the Merger, will be, at the effective time of the Merger, the Bylaws of the Surviving Corporation until thereafter amended in accordance with the General Corporation Law of the State of Delaware, the Certificate of Incorporation of Oplink and such Bylaws.

     (h)-(i) Upon consummation of the Merger, the Oplink Common Stock will be deregistered under the Securities Exchange Act of 1934, as amended, and delisted from the Nasdaq National Market.

     (j) Other than described above, Avanex currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D, inclusive, although Avanex reserves the right to develop such plans.

References to, and descriptions of, the Merger, the Merger Agreement, the Stock Option Agreement and the Voting Agreements set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement, the Stock Option Agreement and the Voting Agreements included as Exhibits 1, 2, and 3, respectively, to this Statement, which are incorporated by reference herein in their entirety where such references and descriptions appear.

Item 5. Interest in Securities of the Issuer

     (a)-(b) In the event that the Option becomes exercisable, and is exercised in full, Avanex will have sole voting power with respect to, and the sole power to dispose of, that number of shares of Oplink Common Stock equal to 19.99% of the then outstanding shares of Oplink Common Stock, which, based upon the 163,927,229 shares of Oplink Common Stock outstanding as of March 15, 2002 (as represented by Oplink in the Merger Agreement described in Items 3 and 4 above), currently equals 32,769,053 shares of Oplink Common Stock. Prior to the exercise of the Option, Avanex is not entitled to any rights as a stockholder of Oplink as to the shares of Oplink Common Stock issuable upon exercise of the Option. The Option may only be exercised upon the occurrence of the Exercise Events described in Item 4 above, none of which has occurred as of the date hereof. Avanex expressly disclaims beneficial ownership of any of the shares of Oplink Common Stock which are issuable to Avanex upon exercise of the Option until such time as Avanex purchases any such shares of Oplink Common Stock upon any such exercise of the Option.

          As a result of the Voting Agreements, Avanex may be deemed to be the beneficial owner of at least 49,414,292 shares of Oplink Common Stock, as of March 18, 2002. Such Oplink Common Stock constitutes approximately 29.3% of the issued and outstanding shares of Oplink Common Stock, based on the 163,927,229 shares of Oplink Common Stock outstanding as of March 18, 2002 (as represented by Oplink in the Merger Agreement described in Items 3 and 4 above) and assuming the issuance of 4,976,311 shares of Oplink Common Stock upon the exercise of outstanding options which are either vested or will vest within 60 days of March 18, 2002. Avanex also may be deemed to have shared voting power with respect to the foregoing shares of Oplink Common Stock with respect to those matters described above. However, Avanex
          (a) is not entitled to any rights as a stockholder of Oplink with respect to the foregoing shares of Oplink Common Stock, and (b) disclaims any beneficial ownership of the shares of Oplink Common Stock which are covered by the Voting Agreements. To the knowledge of Avanex, no person listed on Schedule A hereto has an equity or other ownership interest in Oplink. Set forth on Schedule B hereto are the names of those stockholders of Oplink that have entered into Voting Agreements with Avanex, and to the knowledge of Avanex, each of their respective present principal occupation or employment, including the name, principal business and address of any corporation or other organization in which such employment is conducted.

     (c) To the knowledge of Avanex, no transactions in the class of securities reported on this Statement have been effected during the past 60 days by the persons named in response to Item 5(a) and Item 2.

     (d) To the knowledge of Avanex, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the class of securities reported on this Statement.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Merger Agreement and the exhibits thereto, including the Stock Option Agreement and the Voting Agreements, to the knowledge of Avanex, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of Schedule 13D and between such persons and any person with respect to any securities of Oplink, including, but not limited to transfer or voting of any of the class of securities reported on this Statement, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits The following documents are filed as exhibits to this Statement:

     1. Agreement and Plan of Reorganization, dated as of March 18, 2002, by and among Avanex Corporation, a Delaware corporation, Pearl Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Avanex, and Oplink Communications, Inc., a Delaware corporation.

     2. Stock Option Agreement, dated as of March 18, 2002, by and between Avanex and Oplink.

     3. Form of Voting Agreement, dated as of March 18, 2002, by and between Avanex and certain stockholders of Oplink set forth on Schedule B hereto.

                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 28, 2002
--------------------------------------------------------------------------------
Date


/s/ Jessy Chao
--------------------------------------------------------------------------------
Signature


Jessy Chao, Vice President, Finance and Chief Financial Officer
--------------------------------------------------------------------------------
Name/Title

                                   SCHEDULE A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                                  AVANEX, INC.

The following table sets forth the name, business address and present principal occupation or employment of each executive officer and director of Avanex. Except as otherwise indicated below, the business address of each person set forth on this Schedule A is: c/o Avanex Corporation, 40919 Encyclopedia Circle, Fremont, California 94538.


         Name of Executive Officer                               Title and Present Principal Occupation
--------------------------------------------     -------------------------------------------------------------------------
Paul Engle                                       President and Chief Executive Officer and Director

Dr. Giovanni Barbarossa(1)                       Vice President, Product Development

Dr. Simon Cao                                    Chief Technology Officer and Senior Vice President, Business
                                                 Development and Director

Jessy Chao                                       Vice President, Finance and Chief Financial Officer

Paul Jiang                                       Senior Vice President of Manufacturing and Vendor Management

Dr. Charles X. Mao                               Senior Vice President, Sales and Marketing

John Tyler                                       Vice President, Quality

Margaret Quinn                                   Vice President, Human Resources and Administration

----------
(1) Mr. Barbarossa is a citizen of Italy



              Name of Director                                   Title and Present Principal Occupation
--------------------------------------------     -------------------------------------------------------------------------
Walter Alessandrini                              Chairman of the Board of Directors

Todd A. Brooks                                   Partner
                                                 Mayfield Funds
                                                 2800 Sand Hill Road
                                                 Menlo Park, CA 94025

Dr. Vinton G. Cerf                               Senior Vice President, Internet Architecture & Technology
                                                 MCI WorldCom 22001
                                                 Loudon County
                                                 Parkway Building F2,
                                                 Room 4115 Ashburn,
                                                 VA 20147

Dr. Frederico Faggin                             Chairman
                                                 Synaptics, Inc.
                                                 2381 Bering Drive
                                                 San Jose, CA 95131

Joel A. Smith                                    Dean
                                                 Darla Moore School of Business
                                                 The University of South Carolina
                                                 Columbia, SC 29208

Schedule 13D                                                       Page 10 of 11


                                   SCHEDULE B

                    STOCKHOLDERS PARTY TO A VOTING AGREEMENT
                             WITH AVANEX CORPORATION

     The following table sets forth the name and present principal occupation or employment of each Stockholder of Oplink that has entered into a Voting Agreement with Avanex in connection with the Merger Agreement, and the aggregate number of shares of Oplink Common Stock beneficially owned by each such Stockholder as of March 18, 2002. Except as otherwise indicated below, the business address of each Stockholder set forth on this Schedule B is: c/o Oplink Communications, Inc., 3469 North First Street, San Jose, California 95134.


     Stockholder Party to Voting Agreement          Shares Beneficially Owned
-----------------------------------------------   ------------------------------

Terence P. Brown......................................              0
Caymas Systems
5330 Old Redwood Highway, Suite B
Petaluma, CA  94954

Kenneth W. Brizel.....................................        288,750 (1)

Chieh Chang...........................................        828,500 (2)
Programmable  Microelectronics Corp.
1350 Ridder Park Drive
San Jose, CA  95131

Herbert Chang.........................................        506,041 (3)
3600 Pruneridge Ave., Suite 300
Santa Clara, CA  95051

Chieh & Lily Chang Family Trust.......................      5,179,400
c/o Chieh Chang
Programmable  Microelectronics Corp.
1350 Ridder Park Drive
San Jose, CA  95131

Crescendo III Executive Fund, L.P.....................        212,078
800 LaSalle Avenue
Suite 2250
Minneapolis, MN  55402

Crescendo III, GbR....................................        147,232
800 LaSalle Avenue
Suite 2250
Minneapolis, MN  55402

Crescendo III, L.P....................................      7,140,690
800 LaSalle Avenue
Suite 2250
Minneapolis, MN  55402

Forefront Venture Partners, L.P.......................      2,574,464
3600 Pruneridge Ave., Suite 300
Santa Clara, CA  95051

Frederick R. Fromm....................................      1,822,179 (4)

Zeynep Hakimoglu......................................              0

Bruce Horn............................................        421,610 (5)

InveStar Burgeon Venture Capital, Inc.................     15,060,448
3600 Pruneridge Ave., Suite 300
Santa Clara, CA  95051

InveStar Dayspring Venture Capital, Inc...............      1,400,000
3600 Pruneridge Ave., Suite 300
Santa Clara, CA  95051

InveStar Excelsus Venture Capital (Int'l) Inc., LDC...      3,764,896
3600 Pruneridge Ave., Suite 300
Santa Clara, CA  95051

Leonard J. LeBlanc....................................        106,770 (6)

C.A. Lepiane..........................................              0

Weiming Li............................................        254,582 (7)

Wei Zhong Li..........................................      1,981,666 (8)

Li Relative Partners L.P..............................        400,000
c/o Wei Zhong Li
Oplink Communications, Inc.
3469 North First Street
San Jose, CA 95134

Joe Liu...............................................      6,486,250

R. David Spreng.......................................        197,000
800 LaSalle Avenue
Suite 2250
Minneapolis, MN  55402

Jingyu Xu.............................................        532,672 (9)

Yanfeng Yang..........................................        109,064 (10)

      ---------------

(1) Includes 288,750 shares of Oplink Common Stock issuable upon the exercise of options to purchase Oplink Common Stock which are exercisable within 60 days of March 18, 2002.

(2) Includes 800,000 outstanding shares of Oplink Common Stock, and 28,500 shares of Oplink Common Stock issuable upon the exercise of options to purchase Oplink Common Stock which are exercisable within 60 days of March 18, 2002.

(3) Includes 506,041 shares of Oplink Common Stock issuable upon the exercise of options to purchase Oplink Common Stock which are exercisable within 60 days of March 18, 2002.

(4) Includes 1,940 outstanding shares of Oplink Common Stock, and 1,820,239 shares of Oplink Common Stock issuable upon the exercise of options to purchase Oplink Common Stock which are exercisable within 60 days of March 18, 2002.

(5) Includes 2,340 outstanding shares of Oplink Common Stock, and 419,270 shares of Oplink Common Stock issuable upon the exercise of options to purchase Oplink Common Stock which are exercisable within 60 days of March 18, 2002.

(6) Includes 106,770 shares of Oplink Common Stock issuable upon the exercise of options to purchase Oplink Common Stock which are exercisable within 60 days of March 18, 2002.

(7) Includes 153,333 outstanding shares of Oplink Common Stock, and 101,249 shares of Oplink Common Stock issuable upon the exercise of options to purchase Oplink Common Stock which are exercisable within 60 days of March 18, 2002.

(8) Includes 795,000 outstanding shares of Oplink Common Stock, and 1,186,666 shares of Oplink Common Stock issuable upon the exercise of options to purchase Oplink Common Stock which are exercisable within 60 days of March 18, 2002.

(9) Includes 96,662 outstanding shares of Oplink Common Stock, and 436,010 shares of Oplink Common Stock issuable upon the exercise of options to purchase Oplink Common Stock which are exercisable within 60 days of March 18, 2002.

(10) Includes 26,248 outstanding shares of Oplink Common Stock, and 82,816 shares of Oplink Common Stock issuable upon the exercise of options to purchase Oplink Common Stock which are exercisable within 60 days of March 18, 2002.